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                                                                     EXHIBIT 12
                             AMERICAN STANDARD INC.
              COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
                              (Dollars in Millions)
                                                                                                 Nine Months
                                                                                                    Ended
                                                   For the Years ended December 31,             September 30,
                                                   --------------------------------             -------------

                                               1992      1993       1994      1995      1996      1996      1997
                                               ----      ----       ----      ----      ----      ----      ----
Income (loss) from continuing
operations before taxes                     $(52.6)   $(80.5)    $(15.2)   $226.9     $57.6    $(12.3)   $164.4

Minus (plus) equity in net income of
associated companies net of dividends
received                                       1.9      (1.8)      (1.1)    (11.0)    (11.8)     (9.0)     (0.3)

Amortization of capitalized interest           0.8       0.9        1.0       1.1       1.3       0.9       1.1

Interest expense                             288.9     277.9      259.4     213.3     198.2     150.9     144.0

Rental expense factor                         12.5      13.2       17.6      23.0      27.3      15.4      18.0
                                              ----      ----       ----      ----      ----      ----      ----

Earnings available for fixed charges        $247.7    $213.3     $263.9    $475.3    $296.2    $163.9    $327.8
                                            ======    ======     ======    ======    ======    ======    ======

Interest expenxe                             288.9     277.9      259.4     213.3     198.2     150.9     144.0

Capitalized interest                           3.1       2.7        2.9       4.0       3.9       2.9       2.9

Rental expense factor                         12.5      13.2       17.6      23.0      27.3      15.4      18.0
                                              ----      ----       ----      ----      ----      ----      ----

Fixed charges                               $304.5     $293.8    $279.9    $240.3    $229.4    $169.2    $164.9
                                            ======     ======    ======    ======    ======    ======    ======

Ratio of earnings to fixed charges (a)       -  (b)    -  (b)     -  (b)      2.0       1.3     -  (b)      2.0
                                            ======     ======    ======    ======    ======    ======    ======

a) For the purpose of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt (including capitalized interest), amortization of debt discount and expense, and a portion of rentals determined to be representative of interest. Earnings consist of consolidated net income before income taxes, plus fixed charges other than capitalized interest but including the amortization thereof, adjusted by the excess or deficiency of dividends over income of entities accounted for by the equity method.

b) Earnings were insufficient to cover fixed charges for the years ended December 31, 1992, 1993, 1994 and the nine months ended September 30, 1996, by $56.8 million, $80.5 million, $16.0 million and $5.3 million, respectively.
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